UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

COMMISSION FILE NUMBER 001-33190

150 King Street West, Suite 2800, Toronto, Ontario
Canada M5H 1J9

(866) 441-0690

Perry Ing
(647) 258-0395

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the reporting period from January 1 to December 31, 2024.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

Not applicable.

Item 1.02 Exhibit

Not applicable.

SECTION 2 - RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

McEwen Mining Inc. (the “Company”) is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”). The Company is relying on the alternative reporting provision of ltem 2.01 and providing its ESTMA report for the year ended December 31, 2024, to satisfy the requirements of Item 2.01. The Company’s ESTMA report is available on the Company’s website or on the Government of Canada’s website. The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

SECTION 3 - EXHIBITS

Item 3.01 Exhibits

The following exhibit is filed as part of this report:

EXHIBIT 2.01 - Extractive Sector Transparency Measures Act – report for the year ended December 31, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MCEWEN MINING INC.

BY:	/s/ Perry Ing
Interim Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

DATE: June 05, 2025